September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (972) 281-1212

Thomas J. Falk
Chief Executive Officer
Kimberly Clark
P. O. Box 619100
Dallas, Texas
75261-9100

> **Re: Kimberly Clark Corporation**
> **Definitive 14A**
> **Filed March 14, 2007**
> **File No. 1-00225**

Dear Mr. Falk:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Use of Compensation Consultants, page 5

1. With respect to the engagement of Mercer Human Resource Consulting and The Delves Group, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. Please disclose the nature and scope of the consultants' assignments and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.

Director Independence, page 6

2. Please disclose your independence standards.

Compensation Discussion and Analysis, page 29

General

3. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information required by that Item requirement. For example, it is not clear how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Please explain and place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated awards. In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in the Compensation Discussion and Analysis. It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. We specifically refer you to the examples set forth in Item 402(b)(2)(vii), and (ix) of Regulation S-K. Please give appropriate consideration to how these topics are applicable to your executive compensation program.

4. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note a disparity between Mr. Falk's compensation and that of the other named executive officers. Please disclose how and why Mr. Falk's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Transactions With Related Persons, page 53

5. We note that your Code of Conduct governs related person transactions for your employees. Please disclose the standards to be applied for approval and ratification of related person transactions. See Item 404(b)(1)(ii) and (iv) of Regulation S-K.

        Please respond to our comments by October 24, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Staff Attorney